

Mail Stop 3561

December 14, 2009

Mr. Thomas M. Steinbauer
  Chief Financial Officer
AMERISTAR CASINOS, INC.
3773 Howard Hughes Parkway
Suite 490 South
Las Vegas, Nevada 89169

>   **Re: Ameristar Casinos, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 16, 2009**
>
>   **and**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2009**
>   **File No. 0-22494**

Dear Mr. Steinbauer:

        We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the December 31, 2008 Annual Report on Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendment should be filed as soon as practicable.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Balance Sheets, page F-5

1.   Notwithstanding the disclosure in the footnotes, please separately disclose on the face of the balance sheet the amount of goodwill from that of other intangible assets. Similarly, the statements of operations should also separately disclose the amount of goodwill impairment from that of other intangibles. We refer you to FASB's Accounting Standards Codification ("FASB ASC") Topic 350-20-45-1 and 2 (previously FASB No. 142, paragraph 43).

Statements of Operations, page F-6

2.   Please reclassify the line item "Net (loss) gain on disposition of assets" from "Other Income (Expense)" to "Operating Expenses." We refer you to FASB ASC Topic 360-10-45-5 (previously FASB No. 144, paragraph 45).

Note 11. Acquisition of Ameristar East Chicago, page F-26

3.   We note your disclosure in the third paragraph that values assigned to the assets acquired and liabilities assumed were based upon a third-party valuation. As it appears you have relied on the results of the third-party's valuation, the third party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please amend your December 31, 2008 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the

requirements, as we note you have recently filed a Registration Statement on Form S-4 that incorporates by reference this Form 10-K.

Note 14. Selected Quarterly Financial Results, page F-32

4.   Where applicable, please also describe the effects of any unusual and/or infrequently occurring items recognized in each full quarter as well as the aggregate effect and nature of any year end or other adjustments which are material to the results of that quarter as contemplated by Item 302(a)(3) of Regulation S-K. In this regard, for example, expand the note disclosures to discuss the significant goodwill and gaming license impairment charges recorded in the first and fourth quarters of fiscal 2008.

Schedule 14A

Compensation Discussion and Analysis, page 18

Incentive Cash Bonus, page 22

5.   Please confirm that in future filings you will disclose how Adjusted EBITDA is calculated from your audited financial statements. For example, you should define what you consider to be non-recurring items. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

6.   Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis the actual Adjusted EDBITA figure and not merely the targets.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief